SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Valuation Report

TIM Participações S.A.

Intelig Telecomunicações Ltda.

December 14, 2009

Valuation Report

Table of Contents	1. Overview of the Proposed Transaction	5
	2. Overview of the Companies	7
	A. TIM Part	7
	B. Intelig	11
	3. Valuation Considerations	14
	A. Intelig	14
	B. TIM Part.	18
	C. Exchange Ratio	22
	Appendix	23
	A. Weighted Average Cost of Capital	23
	B. Macro Economic Assumptions	25
	C. Supplementary Valuation Materials	26

Disclaimer

The Board of Directors of TIM Participações S.A. (“TIM Part”) has requested Banco Merrill Lynch de Investimentos S.A. (“Merrill Lynch” or “us”) to prepare certain financial analyses with respect to the value of the shares of TIM Part and Intelig Telecomunicações Ltda. (“Intelig”) in connection with the proposed merger (incorporação) of Holdco Participações Ltda., the holder of 100% of the capital stock of Intelig, with and into TIM Part, pursuant to Article 227 and subsequent articles of Brazilian Law No. 6,404/76 (“Proposed Transaction”) . These materials have not been prepared to contain the elements of, and are not to be used as, the valuation report referred to in Articles 8, 227 or 256 of Brazilian Law No. 6,404/76 or in any other applicable provision, law or regulation. These materials are intended exclusively for the benefit and use of the Board of Directors of TIM Part in connection with and for purposes of its evaluation of the Proposed Transaction and are not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of TIM Part.

In preparing the analyses contained in these materials, we have, among other things:

i. reviewed certain publicly available business and financial information relating to TIM Part and Intelig;

ii. reviewed certain financial and operating information with respect to the business, operations and prospects of TIM Part and Intelig furnished to or discussed with us by the management of TIM Part, including certain financial forecasts relating to TIM Part and Intelig prepared by TIM Part management;

iii. reviewed publicly disclosed documents related to the Proposed Transaction;

iv. reviewed TIM Part and Intelig annual reports for the years ended on December 31, 2006, 2007 and 2008, their quarterly reports for the years of 2006 through 2009, and the balance sheet of Intelig as of November 30, 2009;

v. discussed the past and current business, operations, financial condition and prospects of TIM Part and Intelig with members of senior management of TIM Part;

vi. reviewed the trading history for TIM Part shares;

vii. compared certain financial and stock market information of TIM Part and Intelig with similar information of other companies we deemed relevant;

viii. compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

ix. performed discounted cash flow analyses of TIM Part and Intelig based on the projections furnished to or discussed with us by TIM Part; and

x. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate, including our assessment of general economic, market and financial conditions.

Disclaimer

We have assumed and relied upon, without independent verification, the completeness, truthfulness and accuracy of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of TIM Part that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. We have not had access to Intelig’s management, therefore the information and data in respect to Intelig have been furnished to us by TIM Part and discussed with TIM Part management.

Our analyses are necessarily based upon financial, monetary, market, economic and other conditions and circumstances as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. No representation or warranty, express or implied, is made as to the accuracy, truthfulness or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. We have not been requested to perform, we have not performed and we assume no responsibility for, independent investigation or verification of such information (including, without limitation, data from third party suppliers), for conducting physical inspection of the properties or assets of TIM Part or Intelig, or for independently evaluating or appraising any of the assets or liabilities (contingent or otherwise) of such companies, nor have we been furnished with any such evaluation or appraisal, or evaluated their solvency or fair value under any laws relating to bankruptcy, insolvency or similar matters. We did not conduct any revision or audit of the financial statements of TIM Part or Intelig. We have assumed, at the direction of TIM Part, that the Proposed Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Proposed Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Intelig, TIM Part or the contemplated benefits of the Proposed Transaction.

These materials are to be reviewed as a whole and the analysis of selected parts, summaries or specific aspects, without the knowledge or analysis of the complete materials, may result in incomplete or incorrect understandings.

To the extent the information contained in these materials include estimates and forecasts of future financial performance prepared by or reviewed with the management of TIM Part, Intelig and/or other participants of the Proposed Transaction or obtained from public sources (especially those whose occurrence depends upon future or uncertain events, including projected earnings, expenses, investments, operational profit or net profit), we have assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such management as to the future financial performance of TIM Part and Intelig and the other matters covered thereby (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates) . These estimates and forecasts are subject to certain risks and uncertainties. There are no assurances that TIM Part or Intelig future results will correspond to the estimates and forecasts reviewed by us or used as a basis to our analyses and the differences between projections and actual results may be relevant. Future results may also be affected by market, industry and economic conditions, as well as operating factors. Given that these materials are based on projections of future financial results, they are not necessarily an indication of actual financial results of TIM Part or Intelig, which may be significantly more or less favorable than those contemplated in these materials. In addition, in view that these analyses are intrinsically subject to uncertainties and risks, based on facts, events and factors that are out of our control and/or the control of TIM Part or Intelig, we assume no responsibility in case the future results of such companies differ from the results on these materials.

These materials consider each of TIM Part and Intelig as stand-alone operations and, therefore, do not include operational, tax or other benefits or losses, including goodwill, synergies, incremental value and/or costs, if any, that TIM Part or Intelig may obtain as a result of the Proposed Transaction, if implemented, or any other transaction.

Disclaimer

These materials do not represent a recommendation, view or opinion, implied or not, as to any terms or other aspects of the Proposed Transaction, including, without limitation, the share exchange ratio or the form and structure of the Proposed Transaction, or to each of their respective fairness (financial or otherwise) . We were not requested to, and we did not, participate in the negotiation of the terms of the Proposed Transaction, nor were we requested to, and we did not, provide any services in connection with the Proposed Transaction other than the delivery of these materials. We express no view or opinion as to any such matters. We also express no view or opinion with respect to any consideration received in connection with the Proposed Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any party to the Proposed Transaction, or class of such persons, or with respect to any other transaction or matter. We also do not address, and we are not expressing any view or opinion on the value that TIM Part shares will actually be issued in connection with the Proposed Transaction or the prices at which shares of TIM Part or Intelig actually will or could be privately sold or publicly traded on the securities markets at any time, including following announcement or consummation of the Proposed Transaction. These materials do not address the merits of the Proposed Transaction when compared to other strategies or transactions that might be available to TIM Part or in which TIM Part might engage or as to the underlying business decision of TIM Part to proceed with or effect the Transaction, and do not constitute a recommendation to any creditor, shareholder, director, officer, member of the Fiscal Council or any other third party as to how such person should vote or act in connection with the Proposed Transaction or any matter or transaction related thereto. Holders of shares of TIM Part or Intelig should carefully read the relevant materials related to the Proposed Transaction when they become available prior to making any decision with respect to the Proposed Transaction as they will contain important information about the Proposed Transaction. Each holder of shares of TIM Part or Intelig should conduct its own analyses and take its own conclusions in connection with the Proposed Transaction.

These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by any part of the BAC-ML Group (defined below) to provide or arrange any financing for any transaction or to purchase any security in connection therewith. We assume no obligation to update, rectify, revoke or otherwise revise these materials, in whole or in part, as a result of a subsequent development or for any other reason. These materials may not reflect information known to other professionals in other business areas of the BAC-ML Group. Other valuations of companies and sectors prepared by the BAC-ML Group could treat market assumptions in a different way than used in these materials; the research departments and other departments of the BAC-ML Group may use other analyses, reports and publications, estimates, projections and different methodologies than those used herein, with such analyses, reports and publications containing different conclusions from those set out in these materials.

The controlling shareholders and management of TIM Part have not directed, limited, created difficulties or acted in a way that has or may have impaired the access or use of information, assets, documents or methodologies relevant to the quality of our conclusions.

Disclaimer

Bank of America Corporation (the parent company of Banc of America Securities LLC and Merrill Lynch & Co., Inc.) and its affiliates, including Banco Merrill Lynch de Investimentos S.A.* (collectively, the “BAC-ML Group”) comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of TIM Part, Intelig and/or their affiliates. We and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to TIM Part, Intelig and/or their affiliates and have received or in the future may receive compensation for the rendering of these services. We are acting as financial advisor of TIM Part in connection with the Proposed Transaction and will receive a fee from TIM Part for our services. TIM Part has also agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement.

We have adopted policies and guidelines designed to preserve the independence of our research analysts. These policies prohibit employees from offering research coverage, a favorable research rating or a specific price target or offering to change a research rating or price target as consideration for or an inducement to obtain business or other compensation. We are required to obtain, verify and record certain information that identifies TIM Part, which information includes the name and address of TIM Part and other information that will allow us to identify TIM Part in accordance with the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and such other laws, rules and regulations.

We do not provide legal, regulatory, accounting or tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by us to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then the statement expressed herein is being delivered to support the promotion or marketing of the transaction or matter addressed and the recipient should seek advice based on its particular circumstances from an independent tax advisor. Notwithstanding anything that may appear herein or in other materials to the contrary, TIM Part shall be permitted to disclose the tax treatment and tax structure of a transaction (including any materials, opinions or analyses relating to such tax treatment or tax structure, but without disclosure of identifying information or, except to the extent relating to such tax structure or tax treatment, any nonpublic commercial or financial information) on and after the earliest to occur of the date of (i) public announcement of discussions relating to such transaction, (ii) public announcement of such transaction or (iii) execution of a definitive agreement (with or without conditions) to enter into such transaction; provided, however, that if such transaction is not consummated for any reason, the provisions of this sentence shall cease to apply.

These materials contain calculations that may not result in a precise sum or product because of rounding effects. These materials may not be reproduced, disseminated, quoted, or referred to, in whole or in part, other than as agreed in writing between us and TIM Part.

* Indirect change of control of Banco Merrill Lynch de Investimentos S.A. is pending on approval from the Central Bank of Brazil.

1. Overview of the Proposed Transaction

Overview of the Proposed Transaction

Highlights

• TIM Participações S.A. (“TIM Part”) and TIM Brasil Serviços e Participações S.A. entered into a merger agreement with JVCO Participações Ltda. and Docas Investimentos S.A., as an intervening party, in connection with the acquisition of the indirect control of Intelig Telecomunicações Ltda. (“Intelig”)

• Main considerations:

  Holdco to be merged with and into TIM Part and Intelig to become a wholly -owned subsidiary of TIM Part

  TIM Part would issue up to 43.4 mm ON and up to 83.9 mm PN shares, or up to 5.14% of each share class, in exchange for all issued and outstanding shares of Holdco

• Conditions precedent:

  Regulatory approvals (including ANATEL)

  – Granted on August 14

  Successful negotiation among Intelig creditors, current and former shareholders

  – Concluded on November 30

Transaction Structure

____________________
Source: CVM and Company reports and press releases.
(1) Controlled by Nelson SequeirosTanure.

Overview of the Proposed Transaction
Post-Transaction Ownership Structure

• TIM Brasil and JVCO executed a shareholder’s agreement which is conditioned to the conclusion of the transaction

  JVCO will have the right to appoint a representative to the Board of Directors of TIM Part

____________________
Source: Company reports and press releases.
(1)Controlled by Nelson SequeirosTanure.

2. Overview of the Companies

A. TIM Part

TIM Part
Company Overview

Company Description

• TIM Part, through its directly and indirectly wholly -owned operating subsidiary, is one of the largest GSM operators in South America

  It launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, becoming the first wireless operator to be present in all Brazilian states

  Through the GSM technology, TIM Part covers approximately 94%(1) of the Brazilian urban population

  It provides mobile and fixed services, data transmission – including voice calls, text message transmission, photos and videos – and high speed Internet access, hence offering convergent services to all of its individual and corporate clients

• TIM Part is pioneer in Brazil in the launch of multimedia messages services (MMS), GSM high speed data transmission services (with TIM EDGE network), WAP-based “virtual store” (TIM Music Store) and Blackberry

• The company also offers postpaid international roaming in 185 countries and prepaid in 18 countries, in addition to data transmission and multimedia services in 125 countries

• It has currently more than 39.6 million clients and a market share of 23.8% of the Brazilian wireless market (as of September 2009) (2)

Current Ownership Structure (1)

_________________
Source: CVM and Company Reports.
(1)As of September 2009.
(2)Company’s earnings release.

TIM Part
Geographic Footprint by Technology

Wireless Coverage by Technology

____________________
Source: Company Reports.
(1)Third Generation of telecommunication hardware standards and general technology for mobile networking.
(2)EDGE is a backward -compatible digital mobile phone technology that allows improved data transmission rates, as an extension on top of standard GSM.
(3)GSM is a cellular network that operates in a number of differentfrequency ranges.
(4)TDMA is a technology for delivering digital wireless service using time-division multiplexing (TDM).
(5)As a percentage of urban population.
(6)Federal District, territory set apart for Brasilia, the capital of Brazil.

TIM Part
LTM Share Price Performance

____________________
Source: Economática as of December 4th, 2009.

TIM Part

Key Financials

Income Statement (R$ mm) (1)

	2006	2007	2008	9M09

Net Revenues	10,138	12,442	13,081	9,653
COGS and Services Rendered	(5,530)	(6,732)	(7,064)	(5,127)
Gross Profit	4,608	5,710	6,017	4,526
Gross Margin	45.5%	45.9%	46.0%	46.9%
Selling, General & Administrative	(4,408)	(5,193)	(5,526)	(4,374)
Expenses
Net Financial Result	(264)	(281)	(375)	(197)
Operating Income	(64)	235	116	(45)
Income Before Taxes and Participations	(64)	235	116	(45)
Provision for Income and Social
Contribution Taxes	(116)	(167)	64	(18)
Deferred Income Tax	(87)	0	0	(35)
Net Income for the Period	(267)	68	180	(98)
Net Margin	(2.6%)	0.5%	1.4%	(1.0%)
EBITDA (2)	2,348	2,840	2,899	2,104
EBITDA Margin	23.2%	22.8%	22.2%	21.8%

Balance Sheet (R$ mm) (1)

	2006	2007	2008	Sep-09

Assets

Cash and Equivalents (3)	1,193	1,173	1,555	1,023
Credits	2,522	3,030	2,635	2,429
Inventories	164	278	549	397
Others	586	807	1,096	1,181
Current Assets	4,466	5,288	5,835	5,030
Other Assets (3)	393	355	639	544
Property, Plant and Equipment	5,233	4,839	4,799	4,450
Intangible Assets	3,882	3,892	4,817	4,366
Deferred Charges	233	190	149	120
Total Assets	14,207	14,564	16,239	14,511
Liabilities and Shareholders's Equity

Short-Term Debt (3)	322	799	1,483	1,477
Suppliers	2,727	3,143	3,329	1,995
Others	1,087	1,086	1,068	782
Current Liabilities	4,136	5,028	5,880	4,254
Long-Term Debt (3)	1,862	1,328	2,067	2,115
Other Liabilities	299	436	503	445
Shareholders' Equity	7,910	7,772	7,790	7,697

Total Liabilities and Shareholders' Equity	14,207	14,564	16,239	14,511

____________________
(1)Source: Company reports.
(2)Earnings Before Interest, Taxes, Depreciation and Amortization.
(3)Includes derivatives.

B. Intelig

Intelig
Company Overview

Company Description

• Intelig is a provider of long distance voice service, data and local voice services, established in 1999 during the Telebrás privatization

• It owns approximately 500 thousand kilometers of fiber optic cables, in a 100% digital network, and a metro network in main Brazilian cities

  R$ 1.25 billion invested in state-of-the-art network equipment with built-in redundancy

  R$ 550.0 million invested in IT systems

• Intelig has over 2,000 corporate customers and has IP peering with Telefonica, Oi and Embratel for domestic traffic, and with France Telecom and Sprint for international traffic

• In January 2008, Intelig was acquired by Docas S.A.

• Intelig reached in 2008 1.4% market share in NLD (National Long Distance), 1.7% in ILD (International Long Distance) and 2% in data transmission network

Ownership Structure

____________________
Source: Company reports.
(1)Controlled by Santa Maria Participações S.A., which is in turn controlled by Nelson Sequeiros Tanure.

Intelig
Geographic Footprint - Network

____________________
Source: Company reports.

Intelig
Key Financials

Income Statement (R$ mm) (1)

	2006	2007	2008	9M09

Net Revenues	560.5	489.6	546.4	485.5
COGS and Services Rendered	(270.6)	(220.3)	(266.8)	(249.4)
Gross Profit	289.9	269.3	279.6	236.1
Gross Margin	51.7%	55.0%	51.2%	48.6%
Selling, General & Administrative
Expenses	(227.6)	(221.5)	(200.4)	(157.2)
Leased Circuit Lines	(36.4)	(30.9)	(30.4)	(27.4)
Depreciation & Amortization	(58.7)	(57.2)	(75.7)	(91.6)
Other Operating Income (Expenses)	0.0	1.0	1.3	0.0
Reversal of the Provision for Losses on
Assets	0.0	0.0	346.5	0.0
Operating Income	(32.8)	(39.3)	321.0	(40.1)
Net Financial Result	55.1	135.1	(429.6)	338.6
Non-Operating Result	0.3	0.0	0.0	0.0
Net Income for the Period	22.5	95.7	(108.6)	298.5
Net Margin	4.0%	19.6%	(19.9%)	61.5%
EBITDA (2)	25.8	17.8	50.2	51.5
EBITDA Margin	4.6%	3.6%	9.2%	10.6%

Balance Sheet (R$ mm) (1)

	2006	2007	2008	Sep-09(3)

Assets

Cash and Equivalents	51.0	24.7	29.4	8.9
Credits	173.9	161.3	154.1	168.1
Others	45.6	38.9	31.6	22.0
Current Assets	270.6	224.9	215.1	198.9
Other Assets	10.4	18.6	30.8	61.5
Investments	0.5	0.5	0.5	0.5
Property, Plant and Equipment	344.1	331.6	584.0	524.7
Intangible Assets	91.2	82.6	146.2	133.0
Total Assets	716.8	658.2	976.7	918.7
Liabilities and Shareholders's Equity

Short-Term Debt	505.3	455.4	639.6	488.8
Debt with Related Parties (Mútuo)	0.0	625.4	0.0	0.0
Suppliers	117.5	121.3	132.6	133.0
Taxes and Social Contribution	14.6	24.0	28.0	28.2
Accounts Payable - Parent Company	733.4	21.2	0.0	0.0
Others	32.8	24.0	21.8	19.1
Current Liabilities	1,403.6	1,271.3	821.9	669.2
Long-term Debt	0.0	0.0	0.0	695.2
Debt with Related Parties (Mútuo)	0.0	0.0	864.6	0.0
Accounts Payable - Parent Company	0.0	0.0	27.9	0.0
Others	95.3	73.3	57.4	50.9
Shareholders' Equity	(782.1)	(686.4)	(795.1)	(496.6)

Total Liabilities and Shareholders' Equity	716.8	658.2	976.7	918.7

____________________
(1)Source: Company reports.
(2)Earnings Before Interest, Taxes, Depreciation and Amortization.
(3)The balance sheet as of November 30, 2009 and its notes indicatea substantial decrease in short-term debt (to zero) and long-term debt (to R$118.4 million) as a result of negotiations amongcertain creditors, which also involved the capitalization of credits in the amount of R$979.2 million with the issuance of 979,157 new quotas.

3. Valuation Considerations

A. Intelig

Intelig
Valuation Considerations

Discounted Cash Flow Methodology (DCF)

• The DCF analysis was based on Intelig’s balance sheet as of November 30, 2009 (1)

• As the basis for the valuation work, BAML used the operational assumptions from Intelig’s business plans, which was furnished to or discussed with us by TIM Part management team

  Annual projections in nominal terms from January 2010 to December 2019 (10 years) plus 1 month in 2009 (December) for Intelig
  – As per TIM Part’s guidance, assumes December 09 estimates equals to 1/12 of 2009 full year projection

• Intelig was valued on a stand-alone basis, without considering the effect of any potential synergies (operational, financial or tax) or the costs of a combined operation

• The annual after-tax unlevered free cash flows were projected in Brazilian reais and converted to U.S. dollars based on the average exchange rate for each year (as forecasted by the Brazilian Central Bank until 2013). From 2014 onwards, we project the exchange rate based on purchase power parity (inflation differential between Brazil and USA)

  After-tax unlevered cash flows were valued using discount rates ranging from 7.5% to 11.5%, in US$ nominal terms (please refer to Appendix A for additional details)
  – Discount rates based on the Capital Asset Pricing Model adjusted for an assumed target capital structure

• The terminal value was calculated using perpetual growth rates of 2.0% to 3.0%, which implies terminal EBITDA multiples of 6.9x to 7.9x (assuming WACC of 9.5%, mid point of the range), respectively

  Using EBITDA multiples of 6.0x to 8.0x, it implies perpetual growth rates in free cash flow of 0.9% to 3.1% (assuming WACC of 9.5%, mid point of the range). Please refer to Appendix C for additional details

• We have also calculated Net Present Value of the Net Operating Losses (NOLs)

  Total NOLs of R$2.4bn

• Additionally, we have performed a sensitivity analysis based on various discount rates and terminal multiples

• In the Appendix, we included other valuation methodologies for the purpose of comparison with the results of the DCF

____________________
(1)The balance sheet as of November 30, 2009 and its notes indicatea substantial decrease in short-term debt (to zero) and long-term debt (to R$118.4 million) as a result of negotiations amongcertain creditors, which also involved the capitalization of credits in the amount of R$979.2 million with the issuance of 979,157 new quotas.

Intelig
Summary Financial Projections

____________________
Source: Based on information received from and/or discussed withTIM Part

Intelig
Discounted Cash Flow

(in R$ mm, except otherwise noted)

		Fiscal Years Ending December 31,

R$ mm, except otherwise noted	Dec-09 (1)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

EBITDA	5.3	81.6	103.8	142.3	175.1	190.1	201.4	210.9	222.1	230.1	241.1

Less: Depreciation and Amortization	(7.5)	(98.2)	(103.8)	(109.2)	(114.7)	(76.9)	(74.0)	(79.4)	(84.9)	(90.3)	(80.3)

EBIT	(2.3)	(16.6)	0.1	33.1	60.4	113.2	127.4	131.5	137.3	139.8	160.9

Less: Taxes (34%)	0.0	0.0	(0.0)	(11.3)	(20.5)	(38.5)	(43.3)	(44.7)	(46.7)	(47.5)	(54.7)

Unlevered Net Income	(2.3)	(16.6)	0.1	21.9	39.9	74.7	84.1	86.8	90.6	92.3	106.2

Plus: Depreciation and Amortization	7.5	98.2	103.8	109.2	114.7	76.9	74.0	79.4	84.9	90.3	80.3

Less: Capital Expenditures	(5.0)	(89.1)	(61.1)	(60.0)	(60.0)	(60.0)	(60.0)	(60.0)	(60.0)	(60.0)	(60.0)

Less: Changes in Working Capital	0.0	28.5	17.8	22.2	4.4	5.1	4.5	3.7	2.4	2.8	4.7

Unlevered Free Cash (R$ mm)	R$ 0.3	R$ 21.0	R$ 60.5	R$ 93.3	R$ 98.9	R$ 96.8	R$ 102.5	R$ 109.9	R$ 117.8	R$ 125.3	R$ 131.2

Average FX Rate	1.725	1.740	1.810	1.850	1.870	1.913	1.960	2.007	2.056	2.106	2.157

Unlevered Free Cash (US$ mm)	$0.1	$12.1	$33.4	$50.4	$52.9	$50.6	$52.3	$54.7	$57.3	$59.5	$60.8

Illustrative Valuation Based on Terminal EV/EBITDA of 7.0x		Illustrative Valuation Based on Perpetual Growth Rate of 2.5%

Present Value of Cash Flows (2)	$296.4	Present Value of Cash Flows (2)	$296.4

Present Value of Terminal Value (2)(3)	363.5	Present Value of Terminal Value (2)(3)	389.2

Present Value of NOL (2)	58.6	Present Value of NOL (2)	58.6

Enterprise Value	$718.4	Enterprise Value	$744.2

Less: Net Debt (4)	75.4	Less: Net Debt (4)	75.4

Equity Value ($ mm)	$643.1	Equity Value ($ mm)	$668.8

FX Rate	1.750	FX Rate	1.750

Equity Value (R$ mm)	R$ 1,125.2	Equity Value (R$ mm)	R$ 1,170.2

# of Shares (mm)	3,279	# of Shares (mm)	3,279

Equity Value per Share (R$/1,000 shares)	R$ 343.13	Equity Value per Share (R$/1,000 shares)	R$ 356.87

Implied Perpetual Growth Rate	2.1%	Implied Terminal EBITDA Multiple	7.4x

____________________

Note: Valuation date on November 30, 2009. Cash flow calculated in Brazilian Reais(BRL) and converted to US Dollars (USD) using the average foreign exchange rate for each period. USD cash flows discounted at a USD nominal WACC using mid-period convention. PV of cash flow in USD converted to BRL usingFX rate as of November 30, 2009 (1.750) .
Source: Based on information received from and/or discussed withTIM Part.
(1)Represents estimate for December 2009. Based on 2009 estimates assuming no seasonality (December 2009E = 2009E/12) .
(2)Assumes a discount rate of 9.5% (mid point of the range).
(3) Based on normalized free cash flow (assuming Capex= Depreciation) .
(4)Net Debt of R$131.9 mm, including R$ 118.4 mm in total debt, R$16.3 mm of taxes financing and R$2.8 mm of cash.

Intelig
Sensitivity Analysis

Implied Equity Value per Share (R$ / 000 shares) (2)

	Assumed Terminal Growth (1)

Discount Rate (1)	2.00%	2.25%	2.50%	2.75%	3.00%

7.5%	477.30	491.65	507.44	524.89	544.27
8.5%	400.46	409.88	420.09	431.19	443.30
9.5%	343.38	349.89	356.87	364.36	372.43
10.5%	299.20	303.87	308.83	314.12	319.75
11.5%	263.91	267.37	271.01	274.86	278.94

____________________
Source: Based on information received from and/or discussed withTIM Part
(1)In nominal USD.
(2)Basedon3,279 mm shares.

B. TIM Part.

TIM Part.
Valuation Considerations

Discounted Cash Flow Methodology (DCF)

• The DCF analysis was based on TIM Part’s balance sheet information as of November 30, 2009, provided by TIM Part based on its accounting records

• As the basis for the valuation work, BAML used the operational assumptions from TIM Part’s business plan, which was furnished to or discussed with us by TIM Part management team

  Annual projections in nominal terms from January 2010 to December 2019 (10 years) plus 1 month in 2009 (December) for TIM Part
  – As per TIM Part’s guidance, assumes December 09 estimates equals to 1/12 of 2009 full year projection

• TIM Part was valued on a stand-alone basis, without considering the effect of any potential synergies (operational, financial or tax) or the costs of a combined operation

• The annual after-tax unlevered free cash flows were projected in Brazilian reais and converted to U.S. dollars based on the average exchange rate for each year (as forecasted by the Brazilian Central Bank until 2013). From 2014 onwards, we project the exchange rate based on purchase power parity (inflation differential between Brazil and USA)

  After-tax unlevered cash flows were valued using discount rates ranging from 7.0% to 11.0%, in US$ nominal terms (please refer to Appendix A for additional details)
  – Discount rates based on the Capital Asset Pricing Model adjusted for an assumed target capital structure

• The terminal value was calculated using perpetual growth rates of 2.0% to 3.0%, which implies terminal EBITDA multiples of 4.7x to 5.4x (assuming WACC of 9.0%, mid point of range), respectively

  Using Terminal EBITDA multiples of 4.0x to 6.0x, it implies perpetual growth rates in free cash flow of 0.9% to 3.6% (assuming WACC of 9.0%, mid point of range). Please refer to Appendix C for additional details

• We have also calculated Net Present Value of the Net Operating Losses (NOLs)

  NOLs of R$6.6 bn

• Additionally, we have performed a sensitivity analysis based on various discount rates and terminal multiples

• In the Appendix, we include other valuation methodologies for the purpose of comparison with the results of the DCF

Valuation Considerations
DCF – Summary of Financial and Operating Projections

____________________
Source: Based on information received from and/or discussed withTIM Part.

Valuation Considerations
DCF

(in R$ mm, except otherwise noted)

		Fiscal Years Ending December 31,

R$ mm, except otherwise noted	Dec-09 (1)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

EBITDA	272	3,851	4,540	4,817	5,017	5,216	5,448	5,691	5,932	6,164	6,472

Less: Depreciation and Amortization	(210)	(2,575)	(2,563)	(2,650)	(2,743)	(2,727)	(2,985)	(3,038)	(3,088)	(3,200)	(3,217)

EBIT	62	1,276	1,978	2,167	2,274	2,489	2,463	2,653	2,844	2,964	3,255

Less: Taxes (34%)	(21)	(434)	(672)	(737)	(773)	(846)	(837)	(902)	(967)	(1,008)	(1,107)

Unlevered Net Income	41	842	1,305	1,430	1,501	1,643	1,626	1,751	1,877	1,956	2,148

Plus: Depreciation and Amortization	210	2,575	2,563	2,650	2,743	2,727	2,985	3,038	3,088	3,200	3,217

Less: Capital Expenditures	(196)	(2,077)	(2,010)	(2,621)	(2,707)	(2,790)	(2,877)	(2,966)	(3,057)	(3,149)	(3,259)

Less: Changes in Working Capital	-	(51)	(59)	38	1	(1)	(8)	(9)	(8)	(4)	(13)

Unlevered Free Cash (R$ mm)	R$ 56	R$ 1,289	R$ 1,798	R$ 1,497	R$ 1,538	R$ 1,580	R$ 1,726	R$ 1,813	R$ 1,900	R$ 2,003	R$ 2,093

Average FX Rate	1.725	1.740	1.810	1.850	1.870	1.913	1.960	2.007	2.056	2.106	2.157
Unlevered Free Cash (US$ mm)	$32	$741	$994	$809	$823	$826	$881	$903	$924	$951	$970

Illustrative Valuation Based on Terminal EV/EBITDA of 5.0x		Illustrative Valuation Based on Perpetual Growth Rate of 2.5%

Present Value of Cash Flows (2)	$5,848	Present Value of Cash Flows (2)	$5,848

Present Value of Terminal Value (2) (3)	6,591	Present Value of Terminal Value (2) (3)	6,768

Present Value of NOL (2)	722	Present Value of NOL (2)	722

Enterprise Value	$13,161	Enterprise Value	$13,338

Less: Net Debt (4)	1,235	Less: Net Debt (4)	1,235

Less: Pension Funds	4	Less: Pension Funds	4

Equity Value ($ mm)	$11,922	Equity Value ($ mm)	$12,099

FX Rate	1.750	FX Rate	1.750

Equity Value (R$ mm)	R$ 20,861	Equity Value (R$ mm)	R$ 21,170

# of Shares (mm)	2,348	# of Shares (mm)	2,348

Equity Value per Share (R$)	R$ 8.88 (5)	Equity Value per Share (R$)	R$ 9.01 (5)

Implied Perpetual Growth Rate	2.5%	Implied Terminal EBITDA Multiple	5.0x

____________________
Note: Based on the balance sheet information as of November 30, 2009 provided by TIM Part based on its accounting records. Cash flow calculated in Brazilian Reais(BRL) and converted to US Dollars (USD) using the average foreign exchange rate for each period. USD cash flows discounted at a USD nominal WACC using mid-period convention. PV of cash flow in USD converted to BRL usingFX rate as of November 30, 2009 (1.750) .
Source: Based on information received from and/or discussed withTIM Part.
(1)Represents estimate for December 2009. Based on 2009 estimates assuming no seasonality (December 2009E = 2009E/12) .
(2)Assumes a discount rate of 9.0% (mid point of the range).
(3)Based on normalized free cash flow (assuming Capex= Depreciation) .
(4)Net Debt of R$2,161 million.
(5)Includes ONsand PNsshares.

Valuation Considerations
DCF – Sensitivity Analysis

Implied Equity Value per Share (R$ / share) (2)

	Assumed Terminal Growth (1)

Discount Rate (1)	2.00%	2.25%	2.50%	2.75%	3.00%

7.0%	12.19	12.62	13.10	13.63	14.23
8.0%	10.12	10.39	10.69	11.01	11.37
9.0%	8.63	8.82	9.01	9.23	9.46
10.0%	7.51	7.64	7.78	7.93	8.09
11.0%	6.64	6.74	6.84	6.94	7.05

____________________
Source: Based on information received from and/or discussed withTIM Part
(1)In nominal USD.
(2)Basedon2,348 mm shares(ONsandPNs).

C. Exchange Ratio

Exchange Ratio
Sensitivity Analysis

TIM Part. (R$/share) (1)

Discount	Assumed Terminal Growth (4)

Rate (4)	2.00%	2.25%	2.50%	2.75%	3.00%

7.0%	12.19	12.62	13.10	13.63	14.23
8.0%	10.12	10.39	10.69	11.01	11.37
9.0%	8.63	8.82	9.01	9.23	9.46
10.0%	7.51	7.64	7.78	7.93	8.09
11.0%	6.64	6.74	6.84	6.94	7.05

Intelig(R$/000shares) (2)

Discount	Assumed Terminal Growth (4)

Rate (4)	2.00%	2.25%	2.50%	2.75%	3.00%

7.5%	477.30	491.65	507.44	524.89	544.27
8.5%	400.46	409.88	420.09	431.19	443.30
9.5%	343.38	349.89	356.87	364.36	372.43
10.5%	299.20	303.87	308.83	314.12	319.75
11.5%	263.91	267.37	271.01	274.86	278.94

Exchange Ratios (3)

Discount	Assumed Terminal Growth (4)

Rate (5)	2.00%	2.25%	2.50%	2.75%	3.00%

(2.0%)	39.16	38.96	38.75	38.51	38.25
(1.0%)	39.58	39.45	39.30	39.15	38.97
0.0%	39.78	39.69	39.59	39.48	39.36
1.0%	39.82	39.76	39.69	39.61	39.53
2.0%	39.74	39.70	39.65	39.59	39.54

Intelig Shareholders’Stake in the Combined Entity

Discount	Assumed Terminal Growth (4)

Rate (5)	2.00%	2.25%	2.50%	2.75%	3.00%

(2.0%)	5.18%	5.16%	5.13%	5.10%	5.07%
(1.0%)	5.24%	5.22%	5.20%	5.18%	5.16%
0.0%	5.26%	5.25%	5.24%	5.22%	5.21%
1.0%	5.27%	5.26%	5.25%	5.24%	5.23%
2.0%	5.26%	5.25%	5.25%	5.24%	5.23%

____________________

(1) Value per share calculated by dividing TIM Part’s equity value by the number of ON and PN shares as of November 30, 2009 (2,348 mm).
(2) Value per share calculated by dividing Intelig’sequity value by the number of shares as of November 30, 2009 (3,279 mm).
(3) Defined as the number of TIM Part shares given for each 1,000 Intelig shares.
(4) In nominal USD.
(5) Variance in percentage points from mid-point WACC (9.0% in nominal terms for TIM Part and 9.5% in nominal terms for Intelig).

Appendix

A. Weighted Average Cost of Capital

Weighted Average Cost of Capital
TIM Part

Betas and Capital Structure of Comparable Companies

		Fiscal Years Ending December 31,

WACC Calculation @ Various Capital Structure	LatAm	U.S./ Europe	Overall Comps

Cost of Equity

Risk- Free Rate (Rf) (1)	3.40%	3.40%	3.40%

Unlevered Beta (2)	0.725	0.687	0.678

Assumed Target Capital Structure (D/E) (3)	35.0%	35.0%	35.0%

Relevered Beta (B)	0.893	0.845	0.834

Market Risk Premium (Rm - Rf) (4)	6.50%	6.50%	6.50%

Country Risk (5)	1.38%	1.38%	1.38%

Cost of Equity	10.6%	10.3%	10.2%

Assumed Cost of Debt	8.0%	8.0%	8.0%

Assumed Cost of Debt After Taxes @ 34%	5.3%	5.3%	5.3%

Assumed Target Capital Structure (D/(D+E))	25.9%	25.9%	25.9%

WACC (Nominal Terms) (6)	9.2%	9.0%	8.9%

____________________
(1) Based on the 30 day average of the 10-year U.S. Treasury Bond. –Source: Bloomberg, as of December 4, 2009.
(2) Based on the average unlevered beta of the comparable companies.
(3) Based in the company’s target capital structure.
(4) Based on the geometric average of the long term return in the U.S. stock market. Source: Ibbotson.
(5) Based on the 30 day average spread between BrasilGlobal ‘19 and the 10-year U.S. Treasury –Source: Bloomberg, as of December 4,2009.
(6) Cost of Equity * (1-(D/(D+E)) + Cost of Debt * (D/(D+E)) .

Weighted Average Cost of Capital
Intelig

Betas and Capital Structure of Comparable Companies

WACC Calculation @ Various Capital Structure	LatAm	U.S./ Europe	Overall Comps

Cost of Equity

Risk- Free Rate (Rf) (1)	3.40%	3.40%	3.40%

Unlevered Beta (2)	0.674	0.758	0.735

Assumed Target Capital Structure (D/E) (3)	40.0%	40.0%	40.0%

Relevered Beta (B)	0.852	0.958	0.929

Market Risk Premium (Rm - Rf) (4)	6.50%	6.50%	6.50%

Country Risk (5)	1.38%	1.38%	1.38%

Cost of Equity	10.3%	11.0%	10.8%

Assumed Cost of Debt	8.5%	8.5%	8.5%

Assumed Cost of Debt After Taxes @ 34%	5.6%	5.6%	5.6%

Assumed Target Capital Structure (D/(D+E))	28.6%	28.6%	28.6%

WACC (Nominal Terms) (6)	9.0%	9.5%	9.3%

____________________
(1) Based on the 30 day average of the 10-year U.S. Treasury Bond. –Source: Bloomberg, as of December 4, 2009.
(2) Based on the average unlevered beta of the comparable companies (including GVT).
(3) Based in the company’s target capital structure.
(4) Based on the geometric average of the long term return in the U.S. stock market. Source: Ibbotson.
(5) Based on the 30 day average spread between BrasilGlobal ‘19 and the 10-year U.S. Treasury –Source: Bloomberg, as of December 4,2009. (5) Cost of Equity * (1-(D/(D+E)) + Cost of Debt * (D/(D+E)) .

B. Macro Economic Assumptions

Macro Economic Assumptions

Macroeconomic Assumptions	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E

Interest Rate (Selic) (1)	9.6%	10.3%	10.4%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%

Inflation (IPCA) (1)	4.4%	4.6%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%

FX Rate (Average) (1) (2)	1.74	1.81	1.85	1.87	1.91	1.96	2.01	2.06	2.11	2.16

FX Rate (End of period) (1) (2)	1.75	1.82	1.87	1.89	1.94	1.98	2.03	2.08	2.13	2.18

U.S. Inflation (CPI) (3)	1.2%	1.3%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%

____________________
(1) Focus survey as of December 4, 2009.
(2) From 2014 onwards, estimates based on purchase power parity (inflation differential between Brazil and USA).
(3) Federal Reserve.

C. Supplementary Valuation Materials

C1. Intelig

Comparable Company Analysis

Intelig
Comparable Company Analysis

Financial Data (Local Currency in million, except otherwise indicated)

	Market Data

	Share	52 Week		Equity	Enterprise	Enterprise Value / EBITDA

Company	Price (LC)	Share Price Range		Value	Value	2009E	2010E

Latin America

Axtel	11.44	12.84	4.40	14,331.6	23,106.5	5.9x	5.4x

U.S.

Cbeyond	13.69	20.42	11.13	408.3	377.0	6.1x	5.0x

Global Crossing	12.10	15.42	5.07	947.0	1,947.0	5.5x	4.9x

Level 3 Communications	1.40	1.71	0.60	2,295.7	8,023.7	9.2x	9.5x

Time Warner Telecom	15.59	15.59	6.51	2,329.8	3,195.3	7.5x	7.0x

PAETEC Holding	3.95	4.45	1.04	587.4	1,374.3	5.4x	5.2x

Cogent Communications	9.28	12.55	5.48	419.8	570.7	8.7x	7.3x
Average						7.1x	6.5x
Median						6.8x	6.1x

Global Average						6.9x	6.3x
Global Median						6.1x	5.4x

____________________
Note: As of December 4, 2009.
Source: Companies’ earnigsrelease, marketconsensus.

Precedent Transactions

Intelig
Precedent Transactions

Transaction Multiples (1)

Acquiror:	Telmex	Level (3)	Level (3)	TelePacific	Qwest	Level (3)	Time Warner Telecom	PAETEC	Cavalier	Q Comm	Integra	RCN	Warburg Pincus	PAETEC	Geodex	Light Tower Fiber	First Comm.	Zayo Group	RCN(4)	Windstream	Vivendi

Date:	3/15/04	4/17/06	5/1/06	5/5/06	5/15/06	6/5/06	7/27/06	8/14/06	9/22/06	11/13/06	3/20/07	6/25/07	8/14/07	9/17/07	12/14/07	3/6/08	7/21/08	5/28/09	6/16/09	11/3/09	11/13/09

TV ($mm):	$3,149 (2)	$163	$1,245	$202	$107	$165	$532	$537	$251	$185	$694	$260	$245 (3)	$557	$61	$123	$59	$104	$112(4)	$643	$4,183

Target's
Country	Brazil	USA	USA	USA	USA	USA	USA	USA	USA	USA	USA	USA	USA	USA	Brazil	USA	USA	USA	USA	USA	Brazil

____________________
(1)Multiples based on forward EBITDA.
(2)Implied Transaction value for the acquisition of MCI’s control stake.
(3)Represents Warburg’s acquisition of a 27% stack in Integra.
(4)Represents competing offer from RCN.
(5)On November 13, 2009, Vivendiannounced the acquisition of GVT for R$56/share.

C2. TIM Part

Comparable Company Analysis

TIM
Comparable Company Analysis

Financial Data (Local Currency in million, except otherwise indicated)

	Market Data

	Share	52 Week			Enterprise	Enterprise Value / EBITDA

Company	Price (LC)	Price Range		Market Cap	Value	2009E	2010E

Latin America

America Movil	31.02	32.28	18.13	1,008,296.7	1,097,830.4	7.2x	6.8x

Grupo Iusacell	49.99	63.00	11.80	6,262.6	17,936.0	7.5x	7.2x

Millicom International	76.45	79.19	31.50	8,310.6	9,595.6	6.7x	5.9x

Vivo (Blended)	52.87	n.m.	n.m.	21,187.2	25,394.2	5.0x	4.6x
Average						6.6x	6.1x
Median						6.9x	6.3x

U.S. / Europe

Leap Wireless	15.28	42.47	11.98	1,182.7	3,404.2	7.0x	5.1x

MetroPCS	6.60	18.98	5.65	2,325.8	4,761.7	5.1x	4.5x

NII Holdings	31.16	35.01	10.23	5,193.2	6,198.5	5.5x	4.6x

Sprint Nextel	3.69	5.94	1.57	10,616.4	24,067.1	3.8x	4.0x

Cellcom (1)	21.38	21.74	15.46	2,124.6	2,757.9	6.5x	6.3x

Mobistar (1)	50.25	59.00	41.19	3,015.7	3,404.1	6.0x	6.0x

MTN (1)	10.49	12.38	6.13	19,335.4	25,481.0	5.8x	5.4x

MTS (1)	33.55	37.14	14.16	12,650.6	16,730.0	6.3x	6.0x

Orascom (1)	3.46	4.87	2.31	3,072.0	7,182.0	4.7x	4.4x

Partner (1)	12.84	13.58	10.57	1,991.6	2,356.9	6.1x	6.2x

Qatar Telecom (1)	27.48	30.49	19.74	4,030.8	11,049.5	5.3x	4.6x

Turkcell (1)	11.30	12.63	8.61	9,941.3	8,547.0	6.2x	5.0x

Vodafone (1)	1.58	1.64	1.21	83,231.9	87,344.0	5.3x	5.2x
Average						5.7x	5.2x
Median						5.8x	5.1x

Global Average						5.9x	5.4x
Global Median						6.0x	5.2x

Tim Part (Blended)	5.29	n.m.	n.m.	12,430.1	14,961.7	4.8x	4.1x

____________________
Note: As of December 4, 2009.
Source: Companies’ earnings release, market consensus.
(1) In EUR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.